                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  13 May, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	13th MAY 2009

ALLIED IRISH BANKS, P.L.C.

EXTRAORDINARY GENERAL MEETING

CHAIRMAN MR. DERMOT GLEESON'S SPEECH

("AIB") (NYSE: AIB)  Chairman's speech to AIB Extraordinary General Meeting in AIB Group, Bankcentre, Ballsbridge, Dublin 4, Ireland

Check against delivery

Good morning ladies and gentlemen.

We have a quorum, so I now formally open the EGM.

I'm joined on the platform on my right by John O'Donnell, our Group Finance Director, and Eugene Sheehy, our Group Chief Executive. To my left is Liam Kinsella, the Company Secretary, and on my far left is Bryan Sheridan, our Group Law Agent.

We have significant business to conduct today and I know that many shareholders will wish to speak.

I am acutely aware of the anger and disappointment among shareholders and of the individual hardships brought about by the fall in our share price and the temporary cessation of dividend payments.

My intention is to allow as many people as possible to speak and to try and respond to your questions and comments as clearly as possible.

I will respond in writing to the many shareholders who have written to me in advance of the meeting in the coming weeks.

When our EGM finishes, and after you've had your chance to vote on the resolutions, we will break to allow the poll votes to be counted, a process that the Registrar tells me will take up to one and a half hours.

Food and refreshments will be provided during this break.

We will then commence the AGM and carry on until all business is complete.

Before I open to comments and questions from the floor, I wish to say a few short words about the events of the past year.

Over the past twelve months, we have witnessed extraordinary volatility in financial markets and economies worldwide, the consequences of which are being felt by everyone, everywhere.

However, aside from the impacts of the world recession, decisions were made in Ireland and here in AIB which have compounded the effects of the worst economic downturn in living memory.

In common with the European and US Banking systems, in common with our customers, Irish people and businesses, and in common with the Irish State, we believed the momentum in world economies, including Ireland, would continue for some time, and would slow gently, rather than abruptly.

Regrettably, we were wrong in that view.

With hindsight I regret some of the lending decisions that were made, particularly in relation to property development here in Ireland.

Most of all, I regret the impact of those decisions on our shareholders, our customers, our staff, and on everyone else affected either directly or indirectly, and, on behalf of the Bank, I apologise unreservedly to you for the anxiety and distress that shareholders have suffered.

I have decided to retire in July. In simple terms it's the correct thing to do. The Shareholders and the other Stakeholders in the Bank are entitled to a clear signal of accountability.

There is a need for change.

With this recapitalisation we turn a page, open a new chapter.

My own decision to retire is made much much easier by the availability of 2 candidates within the Board with exceptional experience of banking outside Ireland to take over as Chair and Deputy Chair.

A year ago when we met there were financial and economic storm clouds on the global horizon but nobody at that stage foresaw the dramatic collapse in world fortunes that were to follow.

The question has to be asked whether, in some alternative version of the last few years, AIB could have emerged unscathed from the international turmoil that has gripped the financial system of the whole western world?

Could we have avoided all the troubles? I'm afraid not.

Could we have done better? Absolutely - we could have done a lot better.

It is not realistic to think that there was some alternative scenario in which a bank the size of AIB, alone among Western European and North American banks, could have insulated itself against the freeze-up in credit markets and protected its share price.

Banks and banking systems are, for better or for worse, interlaced and intertwined with the world financial system to such a degree that when the tide goes out for one it goes out for all.

And Ireland's economy, as one of the most open in the world, is more susceptible than most to the dangers of broad economic shifts and shocks.

So, although we undoubtedly didn't help ourselves, the idea that we could in some way have stood aloof from a worldwide phenomenon, and that when banks globally, of all shapes and sizes, suffered massive declines in their share prices, that Ireland was in some way to remain an exception, is simply not credible.

The cumulative effect of all of these difficulties has resulted in a considerable loss of confidence in the global financial sector, and in the Boards and Management of many banks, as we all know.

All Bank share values in the Western World have significantly declined in the last year.

Arising out of these developments, Governments, including the Government of Ireland, have responded to the rapid decline in financial markets by providing stability to the banking industry.

In September 2008, the Irish Government's Guarantee Scheme was announced, whereby the Minister for Finance agreed to guarantee, until 29 September 2010, specified liabilities of certain credit institutions, including AIB.

I wish to pay tribute to the decisiveness of our Government in introducing that initiative at that time.

It was an essential move in ensuring AIB's, and the Irish Banking system's, continued access to the international wholesale funding markets and in preventing a flow of deposits out of the country.

The proposed recapitalisation in the amount of €3.5 billion announced by the Government on 11 February 2009, on which you, the shareholders, will be voting later, represents a positive and pragmatic approach to raising capital in the current market, while aiming to protect, as much as possible, the rights and interests of AIB Shareholders.

The Government's investment will enhance the resilience of the Group's balance sheet and provide support to the Group's business, helping to preserve its viability as an independent financial institution.

It should be noted that, in return for the injection of capital and the support afforded by the Guarantee Scheme, AIB will pay about €400 million per annum [€280m per annum for the capital and c.€120m per annum for the guarantee] to the Exchequer for as long as these arrangements remain in place.

The investment of capital also includes the issue of warrants to the Government to allow them purchase 25% of AIB and, thus, to benefit considerably from any recovery in our share price over the coming years.

We have also recently announced that, following further discussions with the Minister for Finance, and in the light of the continuing deterioration in the economy and, thus, in asset quality, we have decided to take further action to strengthen our capital position.

As a consequence, in addition to the proposed €3.5 billion injection by the Government, we aim to increase our core tier 1 capital by a further €1.5 billion before the end of 2009.

This will be achieved through the sale of certain assets and other actions, the details of which will be announced when worked through.

The injection of the €3.5 billion in capital, along with the additional €1.5 billion which we will raise ourselves, will boost our capital reserves to cushion the impact of credit provisions and leave us, at the end of this cycle, with stronger capital ratios.

Before the end of the cycle NAMA will be up and running.

Let me say a few words about the proposed Government National Assets Management Agency, or NAMA as it has become known, in the context of the wider programme of Government support.

The National Assets Management Agency, NAMA, is the vehicle by which the Government proposes to achieve this final element of support.

Decisions on how NAMA will work, and the potential impacts on taxpayers, shareholders and the Banks are complex and ongoing.

We support what we believe is a positive step taken by the Government in its decision to create NAMA and we will work closely with the authorities to achieve its implementation.

The recovery of the global banking system and global economies is highly dependent on the support of Governments world-wide, and the Irish Banking System and economy is no different in this respect.

In the U.S., Britain, and every major country in Continental Europe, the pattern is the same.

In an Irish context, there are three critical elements to that support.

The first element is the Government Guarantee Scheme to which I've referred.

The second element is the injection of capital which I've also described.

The third and equally important element involves the removal of the impaired assets from Banks' Balance Sheets, thereby restoring confidence in the capital positions and lending capacity of the banks.

Now, finally, let me say something about our business performance so far in 2009.

We released a detailed Interim Management Statement, otherwise known as a trading update, on Monday last, the details of which have been widely reported in the media.

In summary, the continuation of poor economic conditions is impacting negatively on most aspects of our business performance and exerting further downward pressure on customers and, consequently, on our income and asset quality.

So, for the Group overall, 2009 will be a very challenging year.

Now it's time that you were heard and I'll take questions and comments from the floor.

If you wish to make a comment or ask a question, please raise your hand and we'll get a microphone to you in sequence.

Please state your name before asking your question.

As I said at the outset, my intention is to hear from as many people in the room as wish to speak so please be assured that we will get to you eventually.

-ENDS-

After questions and answers

We now come to the formal part of the meeting.

For further information please contact:

Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6413894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

                                             Date  13 May, 2009

                                                         By: ___________________

                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.